EXHIBIT 20.1

                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-38108

[ANADARKO LOGO]                                   [UNION PACIFIC RESOURCES LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     Anadarko Petroleum Corporation and Union Pacific Resources Group Inc. have agreed on a merger transaction involving our two companies. Before we can complete the merger, we must obtain the approval of our companies' stockholders. We are sending you this joint proxy statement/prospectus to ask you to vote in favor of the merger transaction and related matters.

     In the merger, a subsidiary of Anadarko will merge with and into Union Pacific Resources. As a result, Union Pacific Resources will become a wholly owned subsidiary of Anadarko, and stockholders of Union Pacific Resources will be entitled to receive 0.455 of an Anadarko common share in return for each Union Pacific Resources common share they currently own. Outstanding Anadarko common shares will remain unchanged in the merger. The Anadarko common shares, including the Anadarko common shares issued to stockholders of Union Pacific Resources as a result of the merger, will continue to be listed on the New York Stock Exchange under the trading symbol "APC."

     Union Pacific Resources will hold a special meeting of its stockholders instead of its annual meeting to consider and vote on the merger proposal. Anadarko will hold a special meeting of its stockholders to consider and vote on four proposals related to the merger. The first proposal is to approve the issuance of Anadarko common shares in the merger. The second proposal is to increase the maximum size of the Anadarko board of directors from nine to 15 directors. The third proposal is to increase the authorized number of Anadarko common shares from 300,000,000 to 450,000,000. The fourth proposal is to amend Anadarko's 1999 stock incentive plan. Completion of the merger requires Union Pacific Resources stockholder approval of the merger proposal and Anadarko stockholder approval of the first proposal.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend your special meeting, please take the time to vote by completing the enclosed proxy card and mailing it to us or, in the case of Anadarko stockholders, you may also vote by following the Internet or telephone instructions on the proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR each of the proposals presented. If you neither return your card nor vote by Internet or telephone, or if you do not instruct your broker how to vote any shares held for you in "street name," your shares will not be voted at your special meeting.

     The dates, times and places of the stockholders' meetings are as follows:


  FOR ANADARKO STOCKHOLDERS:         FOR UNION PACIFIC RESOURCES STOCKHOLDERS:
   Thursday, July 13, 2000                    Thursday, July 13, 2000
    2:00 p.m., local time                      10:00 a.m., local time
The Wyndham Hotel, Greenspoint                    Fort Worth Club
   12400 Greenspoint Drive                 306 West 7th Street, 12th Floor
       Houston, Texas                            Fort Worth, Texas


     This joint proxy statement/prospectus gives you detailed information about the merger we are proposing, and it includes our merger agreement as Annex A. You can get more information about our companies from publicly available documents we have filed with the Securities and Exchange Commission. We encourage you to read carefully this entire document, including all its annexes, and WE ESPECIALLY ENCOURAGE YOU TO READ THE SECTION ON "RISK FACTORS" BEGINNING ON PAGE 19.

     We enthusiastically support this compelling combination of two successful oil and gas exploration and production companies, and we join with the members of our boards of directors in recommending that you vote FOR the merger and all of the related proposals.




     /s/ ROBERT J. ALLISON, JR.                     /s/ GEORGE LINDAHL III

       Robert J. Allison, Jr.                         George Lindahl III
Chairman and Chief Executive Officer            Chairman, President and Chief
  Anadarko Petroleum Corporation                      Executive Officer
                                              Union Pacific Resources Group Inc.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED MAY 31, 2000, AND IS BEING FIRST MAILED TO STOCKHOLDERS ON OR ABOUT JUNE 1, 2000.

This document incorporates important business and financial information about Anadarko and Union Pacific Resources that is not included in or delivered with this document. This information is available without charge to stockholders upon written or oral request at the applicable company's address and telephone number listed on page 4. To obtain timely delivery, stockholders must request the information no later than July 6, 2000.






                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q: WHAT WILL HAPPEN IN THE MERGER?

A: In the merger, Union Pacific Resources will become a wholly owned subsidiary of Anadarko. Union Pacific Resources stockholders will become Anadarko stockholders and will own approximately 47% of the Anadarko common shares that are outstanding after the merger. Current Anadarko stockholders will own the remaining approximately 53%.

Q: WHY ARE ANADARKO AND UNION PACIFIC RESOURCES PROPOSING THE MERGER?

A: Our companies are proposing the merger because we expect as a combined company to grow reserves, production, cash flow and earnings faster and beyond the levels either company could achieve individually. We believe our companies have complementary skills, and we seek to combine Anadarko's strength in oil and gas exploration with Union Pacific Resources' industry-leading oil and gas drilling and completion technology. In addition, the combined company will hold significant lease acreage positions and have significant opportunities in most of the high-potential basins of North America, as well as in select international locations. Finally, the combined company will have the cash flow and the financial strength to fund the opportunities we have in our new portfolio, which is more robust and well-balanced than either company's individual portfolio.










Q: WHAT WILL HAPPEN TO UNION PACIFIC RESOURCES COMMON SHARES IN THE MERGER?

A: Union Pacific Resources stockholders will receive 0.455 of an Anadarko common share for each Union Pacific Resources common share they own. Union Pacific Resources stockholders also will receive cash in place of any fractional shares.

   The Anadarko common shares received in the merger will be listed on the New York Stock Exchange under the ticker symbol "APC."

Q: WHAT WILL HAPPEN TO ANADARKO COMMON SHARES IN THE MERGER?

A: Nothing. Each Anadarko common share outstanding will remain outstanding as an Anadarko common share.




























                                        1


                                          QUESTIONS AND ANSWERS ABOUT THE MERGER

UNION PACIFIC RESOURCES GROUP INC.
777 Main Street
Fort Worth, Texas 76102
(817) 321-6000

     Union Pacific Resources, one of the largest independent oil and gas companies in North America, is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States, Canada, Guatemala, Venezuela and other international areas. As of December 31, 1999, Union Pacific Resources had 951 million energy equivalent barrels of proved reserves, 58% of which were represented by natural gas reserves. Of total proved reserves, 56% were located in the United States and 28% were located in Canada. In addition, Union Pacific Resources engages in the hard minerals business through nonoperated joint ventures and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to its land grant holdings in Wyoming. The land grant consists of land in Colorado, Wyoming and Utah, where Union Pacific Resources has fee ownership of the mineral rights under approximately 7.9 million acres. Union Pacific Resources also held as of December 31, 1999 leasehold interests in more than 17 million gross acres worldwide. During 1999, over 68% of the revenues, 44% of fixed assets and 56% of proved reserves of Union Pacific Resources were generated or located in the United States.

SUMMARY

THE MERGER (PAGE 31)

The merger agreement is attached as Annex A to this document. Please carefully read the merger agreement. The merger agreement is the legal document that governs the merger.

GENERAL

     We propose a merger transaction in which Union Pacific Resources will merge with Dakota Merger Corp., a wholly owned subsidiary of Anadarko created for the purpose of effecting the merger. After the merger, Union Pacific Resources will be a wholly owned subsidiary of Anadarko and Union Pacific Resources stockholders will become Anadarko stockholders.

EXCHANGE OF COMMON SHARES (PAGE 59)

     When we complete the merger, Union Pacific Resources common shares will be converted into Anadarko common shares.

     UNION PACIFIC RESOURCES STOCKHOLDERS. Each Union Pacific Resources common share will automatically be converted into 0.455 of an Anadarko common share. The total number of Anadarko common shares received, therefore, will be equal to the number of Union Pacific Resources common shares owned multiplied by 0.455, with cash being paid in place of any fractional shares. Union Pacific Resources stockholders will own approxi-

                                                                         SUMMARY
mately 47% of the Anadarko common shares outstanding after the merger.

     ANADARKO STOCKHOLDERS. Each Anadarko common share will remain issued and outstanding as one Anadarko common share. Anadarko stockholders will own approximately 53% of the Anadarko common shares outstanding after the merger.


UNION PACIFIC RESOURCES STOCK OPTIONS (PAGE 60)

     When we complete the merger, stock options to purchase Union Pacific Resources common shares granted to Union Pacific Resources employees and directors under Union Pacific Resources' stock option plans that are outstanding and not yet exercised immediately before completing the merger will become options to purchase Anadarko common shares. The number of common shares subject to such stock options and the exercise price of such stock options will be adjusted according to the exchange ratio.


MANAGEMENT AND OPERATIONS AFTER THE MERGER (PAGE 64)

     After the merger, the Anadarko board of directors will continue to manage the business of Anadarko, which then will include the business of Union Pacific Resources as a wholly owned subsidiary. The company will continue to be called "Anadarko Petroleum Corporation" and will be headquartered in Houston, Texas.

     The merger agreement requires Anadarko to take all steps necessary to have Anadarko stockholders consider and vote upon an amendment to Anadarko's restated certificate of incorporation to increase the maximum size of the Anadarko board of directors to at least 13 directors. If the proposed amendment to increase the maximum size of the board to 15 directors is approved by the holders of 80% of the outstanding Anadarko common shares, the Anadarko board of directors will take all action necessary, immediately following the completion of the merger, to elect as Anadarko directors George Lindahl III, Chairman, President and Chief Executive Officer of Union Pacific Resources, and four others who are currently independent directors of Union Pacific Resources and who are mutually agreed upon by the chief executive officers of Anadarko and Union Pacific Resources. If this amendment is not approved by the holders of 80% of the outstanding Anadarko common shares, the Anadarko board of directors will take all action necessary, immediately following the completion of the merger, to elect as Anadarko directors Mr. Lindahl and two others who are currently independent directors of Union Pacific Resources and who are mutually agreed upon by the chief executive officers of Anadarko and Union Pacific Resources. If the maximum size of the Anadarko board of directors is not increased, two current directors of Anadarko would have to resign to make room for the new directors.

SUMMARY

ACCOUNTING TREATMENT (PAGE 56)

     The merger will be treated as a "purchase" for accounting purposes. Therefore, the purchase price will be allocated to the assets and liabilities of Union Pacific Resources based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill.
















INTERESTS OF CERTAIN PEOPLE IN THE MERGER THAT ARE DIFFERENT FROM YOUR INTERESTS (PAGE 52)

     Some of Union Pacific Resources' directors and executive officers have interests in the merger that are different from Union Pacific Resources stockholders' interests:

     - All unvested outstanding stock options (other than performance-based options) that Union Pacific Resources has granted to its directors will become exercisable upon approval of the merger by Union Pacific Resources stockholders. Any options not exercised before the merger will be converted into options to purchase Anadarko common shares, with appropriate adjustments to reflect the exchange ratio. Any director who is not asked to serve as a member of the Anadarko board of directors will be entitled to exercise the options at any time during the five-year period following the director's departure from the Union Pacific Resources board of directors or the remaining term of the option, whichever is less.

     - Union Pacific Resources' executive officers are each covered by change-in-control agreements that generally become operative



                                        8

SUMMARY
       upon approval of the merger by Union Pacific Resources stockholders. At such time, all unvested outstanding options (other than performance-based options) that Union Pacific Resources has granted to its executive officers will become exercisable and, if not exercised before the merger, will be converted into options to purchase Anadarko common shares with appropriate adjustments to reflect the exchange ratio. Also, at such time, all restrictions on restricted shares (other than performance-based restrictions, if any) will lapse and be deemed fully satisfied. If, after the merger, and unless waived by the executive, an executive (a) is terminated by Anadarko or the surviving corporation within a three-year period without "cause," (b) terminates employment for "good reason" or
       (c) terminates employment for any reason during a 30-day period beginning on the first anniversary of the merger, the executive is entitled to certain change-in-control benefits.

     - As a condition to Anadarko's obligation to complete the merger, Mr. Lindahl has entered into a three-year employment agreement with Anadarko under which he will serve as Vice Chairman of Anadarko commencing on the effective date of the merger and, in lieu of his current change-in-control benefits, will be entitled to equity-based compensation and other benefits.

     - Under the merger agreement, Anadarko will take all steps necessary to have Anadarko stockholders consider and vote upon an amendment to Anadarko's restated certificate of incorporation to increase the maximum size of the Anadarko board of directors to at least 13 directors. If Anadarko stockholders approve the amendment, five current Union Pacific Resources directors, including Mr. Lindahl, will become Anadarko directors. Otherwise, three current Union Pacific Resources directors, including Mr. Lindahl, will become Anadarko directors.

     Some of Anadarko's directors and executive officers have interests in the merger that are different from Anadarko stockholders' interests:

     - All unvested outstanding options of Anadarko directors become exercisable upon a change in control. The merger will constitute a change in control under Anadarko's stock plans.

     - Anadarko's executive officers are covered by change-in-control agreements with benefits and other provisions similar to those pertaining to Union Pacific Resources executive officers. The merger will constitute a change in control under these agreements. In connection with the merger, Anadarko expects to obtain assurances from the Anadarko executive officers that they will not treat the merger as a change in control under the agreement.

     - Under Anadarko's stock plans, upon a change in control, unvested options held by Anadarko's executive officers become exercisable and restrictions on executives' restricted shares lapse.

     Additional interests of Union Pacific Resources and Anadarko directors and executive officers are described elsewhere in this document. For more information, please see pages 52 through 56.

     Our boards of directors knew about these interests, and considered them, in approving the merger and recommending that our stockholders approve the merger transaction.


























                                        9

                                                                         SUMMARY


        SHARES BENEFICIALLY OWNED BY ANADARKO AND UNION PACIFIC RESOURCES DIRECTORS
                        AND EXECUTIVE OFFICERS AS OF THE RECORD DATE



          ANADARKO SPECIAL MEETING                 UNION PACIFIC RESOURCES SPECIAL MEETING
          ------------------------                 ---------------------------------------
Anadarko directors and executive officers       Union Pacific Resources directors and
beneficially own 5,168,867 Anadarko common      executive officers beneficially own 4,515,241
shares, including outstanding options.          Union Pacific Resources common shares,
These shares represent approximately 4% of      including outstanding options. These shares
the Anadarko common shares outstanding as       represent approximately 1.3% of the Union
of the record date.                             Pacific Resources common shares outstanding
                                                as of the record date.
These individuals have indicated that they
intend to vote their Anadarko common shares     These individuals have indicated that they
in favor of the Anadarko proposals.             intend to vote their Union Pacific Resources
                                                common shares in favor of the merger
                                                proposal.



                                       26

THE SPECIAL MEETINGS

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     UNION PACIFIC RESOURCES DIRECTORS AND EXECUTIVE OFFICERS. In considering the recommendation of the Union Pacific Resources board of directors with respect to the merger, Union Pacific Resources stockholders and Anadarko stockholders should be aware that some Union Pacific Resources directors and executive officers have interests in the merger that are different from the interests of Union Pacific Resources stockholders generally:

     - DIRECTOR STOCK OPTIONS. All unvested outstanding stock options that Union Pacific Resources has granted to its directors will become exercisable upon approval of the merger by Union Pacific Resources stockholders, other than options that become exercisable upon the attainment of performance targets which, at the time the stockholders approve the merger, have not been met. The options that will become exercisable represent the right to purchase 376,833 Union Pacific Resources common shares. Under the merger agreement, all outstanding options to purchase Union Pacific Resources common shares that are not exercised before the completion of the merger will be converted into options to purchase Anadarko common shares, with appropriate adjustments to reflect the exchange ratio. As a result of an amendment to the 1995 Directors Stock Incentive Plan approved by the Union Pacific Resources board on April 2, 2000, any director who is not asked to serve as a member of the Anadarko board will be entitled to exercise the options at any time during the five-year period following the director's departure from the board or the remaining term of the option, whichever is shorter.

     - DEFERRED COMPENSATION PLANS. Under Union Pacific Resources' Executive Deferred Compensation Plan and Deferred Compensation Plan for the Board of Directors, executive officers and directors may defer receipt of amounts payable to them as compensation before they earn or receive those amounts. For those participants who commit to defer compensation into the plans' stock unit accounts for a specified period, the company contributes to their accounts an additional 25% of the amounts they so defer. The plans generally provide that if a participant's employment or service is terminated (for reasons other than death, disability, or for executives' retirement) within one year of a company contribution, the participant will forfeit that contribution. If a participant is terminated within two years of a change in control, however, the participant will not have to forfeit the company's most recent contribution. The stock units, including the right to receive distributions in Union Pacific Resources common shares, upon completion of the merger will be converted into similar rights with respect to Anadarko common shares, with appropriate adjustments to reflect the exchange ratio.



                                       52

THE MERGER

     - CHANGE-IN-CONTROL AGREEMENTS. Union Pacific Resources' executive officers are each covered by individual change-in-control agreements that generally become operative upon approval of the merger by Union Pacific Resources stockholders. In connection with the execution of the merger agreement, the board approved and the company entered into supplemental change-in-control agreements that modified the pre-existing change-in-control benefits to place such benefits in relative overall parity with the change-in-control benefits payable to similarly-situated Anadarko executives. Upon approval of the merger by Union Pacific Resources stockholders, the change-in-control agreements provide for automatic vesting of all unvested stock options and elimination of all remaining forfeiture provisions on restricted shares, other than options or restricted shares (if any) subject to performance targets that at the time the stockholders approve the merger have not been met. This provision will cover a total of 860,666 Union Pacific Resources common shares, including option grants with respect to 760,000 shares approved by the compensation committee of the board of Union Pacific Resources, effective March 30, 2000. In addition, the agreements provide that if, during the three-year period following stockholder approval of the merger, an executive officer other than Mr. Lindahl (1) is terminated by Anadarko or the surviving corporation without "cause," (2) terminates employment for "good reason" or (3) terminates employment for any reason during a 30-day period beginning on the first anniversary of the merger, the executive is entitled to the following benefits:

      - A lump-sum payment of (a) 2.9 times the executive's base salary, (b) 2.9 times a "bonus factor" equal to the greater of the highest annual bonus the executive earned in the three years before the merger and the annual bonus that the executive earned in the year before the year of termination, and (c) a pro rata bonus based on the number of months elapsed in the fiscal year of the merger;

      - 36 months of additional age and benefit credit under the company's supplemental pension plan, 36 months' worth of additional matching contributions under the company's qualified and nonqualified thrift plans, calculated as if the executive had continued with the company for such period, and a guaranteed account value under the supplemental thrift plan equal to the greater of the value at the date of termination or at the date of the merger;

      - 36 months of health, life, disability and accident coverage;

      - Upon such termination, all unvested options shall become exercisable and all restrictions on restricted shares shall lapse or be deemed fully satisfied, unless otherwise expressly waived by the executive officer, and all options then held by the executive shall be exercisable for five years following the termination or the remaining term of such option, whichever is shorter;

      - Financial planning services for three years after termination at a cost not to exceed $7,500 annually;

      - Outplacement services at a cost not to exceed $100,000;

      - Additional benefits matching any benefits that Anadarko might grant to a similarly situated Anadarko executive in connection with the merger and payable to the Union Pacific Resources executive only under circumstances that such additional benefits would be paid to the Anadarko executive; and

      - An additional payment to the extent necessary to make the executive whole for any excise tax imposed as a result of receiving "excess parachute payments."

Mr. Lindahl also has a change-in-control agreement. His benefits are the same as those described above except that his lump-sum payment is (a) three times his base salary, and (b) three times a "bonus factor" equal to the greater of the highest annual bonus he earned in the three years before the merger and the annual bonus that he earned in the year before the year of termination.



                                       53

                                                                      THE MERGER

         If each of Union Pacific Resources' seven executive officers were terminated "without cause" or were to terminate employment for "good reason" immediately after the effective time of the merger, we estimate that the aggregate amount of cash severance payable to the executives upon the terminations (before required tax withholdings) would be approximately $19.7 million. This estimate assumes that the merger occurred on April 2, 2000 and that the price of a Union Pacific Resources common share immediately before the merger was $17.60. Union Pacific Resources has established so-called "rabbi trusts" for purposes of providing payments under the change-in-control agreements and certain deferred compensation plans that include executive officers and directors and is obligated to transfer to the rabbi trusts sufficient funds to satisfy such payment obligations to executive officers and directors. Since entering into the merger agreement, Anadarko and Union Pacific Resources have engaged in discussions with a number of executive officers and other senior management employees of Union Pacific Resources concerning their continued service with the combined company after the merger and their waiver of rights under their change-in-control agreements which would result from the merger. Anadarko expects that those executive officers and senior management employees who commit to remain with the combined company and agree to waive their rights under such agreements would receive payment from Anadarko in the form of Anadarko common shares having a value equal to the aggregate cash severance amount which would be paid (exclusive of the amount attributable to the pro rata bonus for the year of the merger and before required tax withholdings) if their employment were to terminate, other than for cause, following the merger. In consideration of their waivers, such executives and other senior management employees would also receive grants of options to purchase Anadarko common shares.

     - CONTINUED EMPLOYMENT WITH ANADARKO. It is a condition to Anadarko's obligation to complete the merger that Mr. Lindahl execute a three-year employment agreement under which he will serve as Vice Chairman of Anadarko after the merger, and Mr. Lindahl has entered into such an agreement. The principal terms of the employment agreement with Mr. Lindahl include the following: (a) guaranteed annual cash compensation of at least $1,500,000; (b) an equity grant of 125,000 Anadarko shares of restricted stock that vests over the term of the agreement, 125,000 unrestricted Anadarko common shares, and options to acquire 500,000 Anadarko common shares at fair market value on the date of grant, which options vest over the term of the agreement; (c) retirement benefits determined under the Anadarko Retirement Restoration Plan based on termination of employment at age 57 with 17 years of credited service and a minimum final average pay of $1,500,000, with such benefit offset by certain amounts payable under other Anadarko and Union Pacific Resources retirement plans; (d) an additional payment, if Anadarko terminates Mr. Lindahl's employment without cause or if Mr. Lindahl resigns for good reason, to make Mr. Lindahl whole for any excise tax imposed with respect to any payment or distribution made under the agreement; (e) an agreement by Mr. Lindahl not to compete with Anadarko for the shorter of one year following the date of his termination or the three years following the effective date of the agreement; and (f) severance and other benefits in the event of Mr. Lindahl's separation from service with Anadarko in connection with a change of control of Anadarko following the merger. The employment agreement between Mr. Lindahl and Anadarko has been executed, but will not take effect unless the merger is consummated. If the employment agreement is made effective, the change-in-control agreement between Mr. Lindahl and Union Pacific Resources will terminate.

     - DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. Under the merger agreement, after the completion of the merger, Anadarko will cause Union Pacific Resources to indemnify the present and former officers and directors of Union Pacific Resources in respect of acts or omissions occurring before the completion of the merger to the extent provided under the Union Pacific Resources charter and bylaws. In addition, Anadarko shall use all reasonable best efforts to cause Union Pacific Resources to maintain, for a period of six years, policies of directors' and officers' liability insurance with respect to acts or omissions occurring before the completion of the merger. These policies will be comparable to those currently maintained by Union Pacific Resources. However, neither Union Pacific Resources nor Anadarko will be required to pay an aggregate



                                       54

THE MERGER
       premium for this coverage in excess of 200% of the annual premiums that Union Pacific Resources currently pays.

     - ANADARKO BOARD OF DIRECTORS. Under the merger agreement, Anadarko will take all steps necessary to have Anadarko stockholders consider and vote upon an amendment to Anadarko's restated certificate of incorporation to increase the maximum size of the Anadarko board of directors to at least 13 directors. As discussed under "Proposed Amendments to Anadarko's Restated Certificate of Incorporation -- Maximum Board Size Proposal," Anadarko is proposing to increase the maximum size of the board of directors to 15 members. If this amendment is approved by the holders of 80% of the outstanding Anadarko common shares, the Anadarko board of directors will take all action necessary, immediately following the completion of the merger, to elect as Anadarko directors Mr. Lindahl and four other individuals who are currently independent directors of the Union Pacific Resources board of directors, as may be mutually agreed by the chief executive officers of Anadarko and Union Pacific Resources. If this amendment is not approved by the holders of 80% of the outstanding Anadarko common shares, the Anadarko board of directors will take all action necessary, immediately following the completion of the merger, to elect as Anadarko directors Mr. Lindahl and two other individuals who are currently independent directors of the Union Pacific Resources board of directors, as may be mutually agreed by the chief executive officers of Anadarko and Union Pacific Resources.

     The Union Pacific Resources board of directors was aware of these interests and took them into account in approving the merger and recommending that the Union Pacific Resources stockholders approve the merger.

     Union Pacific Resources directors and executive officers beneficially owned, as of the record date, approximately 1.3% of the outstanding Union Pacific Resources common shares, including Union Pacific Resources common shares subject to outstanding stock options.

     ANADARKO DIRECTORS AND EXECUTIVE OFFICERS. In considering the recommendation of the Anadarko board of directors with respect to the merger, Union Pacific Resources stockholders and Anadarko stockholders should be aware that some Anadarko directors and executive officers have interests in the merger that are different from the interests of Anadarko stockholders generally:

     - STOCK OPTIONS AND OTHER EQUITY-BASED AWARDS. All outstanding unvested stock options that Anadarko has granted to its directors vest upon a change in control. These stock options represent the right to purchase 45,000 Anadarko common shares. Under Anadarko's stock plans, upon a change in control, 3,028,000 unvested options held by Anadarko's executive officers become exercisable and restrictions on 73,125 shares of executives' restricted stock lapse. The merger will constitute a change in control under the plans providing for these stock options and shares of restricted stock.

     - CHANGE-IN-CONTROL ARRANGEMENTS. Anadarko's executive officers are covered by change-in-control agreements with benefits and other provisions similar to those in the Union Pacific Resources change-in-control agreements described above. The merger will constitute a change of control under these agreements. If the employment of each of Anadarko's 18 executive officers were to terminate after the merger, other than for "cause," we estimate that the aggregate amount of cash severance payable upon the terminations (exclusive of amounts attributable to certain retirement and deferred compensation benefits and before required tax withholdings) would be approximately $39 million. In connection with the merger, Anadarko expects to obtain assurance from the Anadarko officers that they will not treat the merger as a change in control under these agreements. Since entering into the merger agreement, Anadarko has engaged in discussions with these executives to the effect that in consideration of the executives' waiver of their rights in connection with the merger, Anadarko would make payment to each such executive in the form of Anadarko common shares having a value equal to the aggregate cash severance amount that would be paid (exclusive of amounts attributable to certain retirement and deferred compensation benefits and before required



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                                                                      THE MERGER
       tax withholdings) if the executive's employment were to terminate, other than for cause, following the merger.

     The Anadarko board of directors was aware of these interests and took them into account in approving the merger.

     Anadarko directors and executive officers beneficially owned, as of the record date, approximately 4% of outstanding Anadarko common shares, including those Anadarko common shares subject to outstanding stock options.


ACCOUNTING TREATMENT

     The merger will be treated as a "purchase" for accounting purposes. Therefore, the purchase price will be allocated to Union Pacific Resources' assets and liabilities based on their estimated fair market values at the completion of the merger. Any excess of the purchase price over these fair market values will be accounted for as goodwill.

THE MERGER

                              THE MERGER AGREEMENT


     THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS DOCUMENT AND IS INCORPORATED IN THIS DOCUMENT BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT. YOU SHOULD CAREFULLY READ THE MERGER AGREEMENT BECAUSE IT, AND NOT THIS DOCUMENT, IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.


THE MERGER

     At the effective time of the merger, Dakota Merger Corp. will merge with and into Union Pacific Resources, which will be the surviving corporation in the merger and become a wholly owned subsidiary of Anadarko.

     The closing date of the merger will occur as soon as practicable, and in any event within three business days following the date on which all conditions to the merger have been satisfied or waived, unless we agree on another time. As promptly as possible on the closing date of the merger, we will file articles of merger with the Division of Corporations and Commercial Code of the State of Utah. The effective time of the merger will be the time we file the articles of merger with the Division of Corporations and Commercial Code or at a later time as we may agree and specify in the articles of merger. We currently anticipate that we will complete the merger shortly after the Union Pacific Resources and Anadarko special meetings, assuming our respective stockholders approve the merger and the share issuance at these special meetings and all other conditions to the merger have been satisfied or waived.


MERGER CONSIDERATION

     EXCHANGE RATIO. At the effective time of the merger, each Union Pacific Resources common share issued and outstanding immediately before the effective time of the merger (other than Union Pacific Resources common shares held by Union Pacific Resources, which will be canceled and retired) will be converted into 0.455 of an Anadarko common share.

     FRACTIONAL SHARES. Certificates for fractional Anadarko common shares will not be issued in the merger. Union Pacific Resources stockholders who would otherwise receive fractional shares will, instead, be entitled to receive a cash payment equal to the value of these fractional share interests.


EXCHANGE PROCEDURES

     As soon as reasonably practicable after the effective time of the merger, an exchange agent will mail a letter of transmittal to each holder of record of Union Pacific Resources stock certificates. This letter of transmittal must be used in surrendering Union Pacific Resources stock certificates to the exchange agent for cancellation. Upon surrender of a Union Pacific Resources stock certificate for cancellation, together with a duly executed letter of transmittal, the holder of such Union Pacific Resources stock certificate will be entitled to receive in exchange (a) an Anadarko certificate representing the whole number of Anadarko common shares that the holder has the right to receive,
(b) a check representing the amount of cash payable in lieu of any fractional Anadarko common shares, if any, and (c) unpaid dividends and distributions, if any, that the holder has the right to receive pursuant to the merger agreement, after giving effect to any required withholding tax. UNION PACIFIC RESOURCES STOCKHOLDERS SHOULD NOT SEND IN THEIR UNION PACIFIC RESOURCES STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL.

     After the effective time of the merger, each Union Pacific Resources stock certificate, until surrendered and exchanged, will represent only the right to receive a certificate representing Anadarko common shares and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any. Holders of Union Pacific Resources stock certificates will not be entitled to receive any dividends or other distributions declared or made by Anadarko having a record date on or after the effective time of the merger until the Union Pacific Resources stock certificates are surrendered. Subject to applicable law,



                                       59

                                                            THE MERGER AGREEMENT
following surrender of the Union Pacific Resources stock certificates, such dividends and distributions, if any, will be paid without interest and less the amount of any required withholding taxes.


TREATMENT OF UNION PACIFIC RESOURCES STOCK OPTIONS

     Before the effective time of the merger, Anadarko and Union Pacific Resources will take all necessary actions to cause each unexpired and unexercised outstanding stock option granted or issued under Union Pacific Resources stock option plans in effect on the date of the merger agreement to be converted at the effective time of the merger into a stock option to acquire Anadarko common shares, with appropriate adjustments to reflect the exchange ratio of 0.455 of an Anadarko common share for each Union Pacific Resources common share. Anadarko will equitably adjust the applicable performance target under any Union Pacific Resources stock option that contains performance targets and, with respect to "incentive stock options," carry out such conversion in compliance with section 424(a) of the Internal Revenue Code.

     Anadarko will use its reasonable efforts to file with the SEC within 30 days after the closing date of the merger a registration statement to register Anadarko common shares issuable upon exercise of these stock options to acquire Anadarko common shares, and to use its reasonable efforts to cause this registration statement to remain effective until the exercise or expiration of these stock options.

































                        60

THE MERGER AGREEMENT

BUSINESS OF UNION PACIFIC RESOURCES

     Union Pacific Resources is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil. At the end of 1999, Union Pacific Resources had proved reserves of 402 million barrels of crude oil, condensate and natural gas liquids and 3.3 trillion cubic feet of natural gas. Union Pacific Resources' exploration and development operations are organized into four primary business operating areas.

     - U.S. ONSHORE OPERATIONS. These operations are composed of Union Pacific Resources' oil and gas activities that are concentrated in the land grant area of Colorado, Wyoming and Utah; the Coastal Plain of Texas and Louisiana; the Austin Chalk trend in Texas and Louisiana; the East Texas area; and the West Texas area. U.S. onshore operations accounted for 43% of Union Pacific Resources' 1999 total capital expenditures, 49% of its proved reserves and 59% of its producing property sales volumes. Over 70% of the proved reserves in the United States is natural gas.

     - U.S. OFFSHORE OPERATIONS. These operations are composed of Union Pacific Resources' oil and gas properties in the Gulf of Mexico. This operating area accounted for 13% of the 1999 capital expenditures, 7% of proved reserves, and 7% of producing property sales volumes.

     - CANADIAN OPERATIONS. These operations are composed of properties in Western Canada and were primarily acquired by Union Pacific Resources as part of its 1998 acquisition of Norcen Energy Resources Limited for a cash price of $2.6 billion. These operations provide a commodity mix of 38% crude oil and natural gas liquids and 62% natural gas. Approximately 46% of Canadian oil production is heavy oil. In 1999, the Canadian operations accounted for 29% of capital expenditures, 28% of proved resources and 21% of producing property sales volumes.

     - OTHER INTERNATIONAL OPERATIONS. These operations are concentrated in Latin America, primarily in Guatemala and Venezuela. Other less significant international oil and gas interests include six fields in Argentina, two non-operated offshore producing properties in Australia, a producing interest in a non-operated property in Egypt and an exploitation interest in Brazil with potential exploration upside. In the aggregate, in 1999 these international operations accounted for 15% of capital expenditures, 16% of proved reserves, and 13% of producing property sales volumes.

     Union Pacific Resources' mineral segment contributed significantly to Union Pacific Resources' operating revenues in 1999 ($117.8 million) by exploiting the hard minerals portion of Union Pacific Resources' fee mineral interests in the land grant through non-operated joint venture and royalty arrangements in coal, trona and industrial mineral mines. In general, Union Pacific Resources reinvests the cash flow from its hard minerals operations into its oil and gas business segment.

     Since 1998, Union Pacific Resources has made significant asset sales of its non-strategic properties, including the $1.36 billion sale of its gathering, processing and marketing business segment to Duke Energy Field Services, Inc. in March 1999. The proceeds from the asset sales generally have been used to pay down the debt incurred from the acquisition of Norcen Energy Resources Limited.

     Union Pacific Resources had 2,223 employees as of February 29, 2000. Union Pacific Resources' headquarters are located at 777 Main Street, Fort Worth, Texas 76102, its telephone number is (817) 321-6000, and its website is http://www.upr.com.

     Additional information concerning Union Pacific Resources is included in documents filed by Union Pacific Resources with the SEC, which are incorporated by reference into this document. See "Where You Can Find More Information."



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                                                                   THE COMPANIES